UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)

Transwitch Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

894065101

(CUSIP Number)

Jeffrey C. Soza, Esq.

Glaser Weil Fink Jacobs Howard Avchen & Shapiro, LLP

10250 Constellation Blvd,.19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894065101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brener International Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 470,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 470,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 470,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.02%

14.	Type of Reporting Person (See Instructions) 00

*                                         Percentage calculated on the basis of 45,870,132 shares of common stock issued and outstanding consisting of (i) 37,570,132 outstanding as of March 28, 2013 as reported by the Company in its preliminary proxy statement filed with the Commission on April 10, 2013 and (ii) 8,300,000 shares issued by the Company on April 3, 2013 pursuant to a public offering reported by the Company on a Form 8-K filed with the Commission on April 3, 2013.

CUSIP No. 894065101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marbre Services LTD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,465,200

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,465,200

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,465,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.19%

14.	Type of Reporting Person (See Instructions) 00

*                                         Percentage calculated on the basis of 45,870,132 shares of common stock issued and outstanding consisting of (i) 37,570,132 outstanding as of March 28, 2013 as reported by the Company in its preliminary proxy statement filed with the Commission on April 10, 2013 and (ii) 8,300,000 shares issued by the Company on April 3, 2013 pursuant to a public offering reported by the Company on a Form 8-K filed with the Commission on April 3, 2013.

CUSIP No. 894065101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clive Fleissig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,500

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 12,500

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .03%

14.	Type of Reporting Person (See Instructions) IN

*                                         Percentage calculated on the basis of 45,870,132 shares of common stock issued and outstanding consisting of (i) 37,570,132 outstanding as of March 28, 2013 as reported by the Company in its preliminary proxy statement filed with the Commission on April 10, 2013 and (ii) 8,300,000 shares issued by the Company on April 3, 2013 pursuant to a public offering reported by the Company on a Form 8-K filed with the Commission on April 3, 2013.

This Amendment No. 10 amends and supplements the Statement on Schedule 13D filed on December 31, 2007, as amended on January 31, 2008, May 14, 2008, July 25, 2008, November 20, 2008, May 1, 2009, November 16, 2009, March 17, 2010, June 9, 2010 and June 4, 2012 (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission by Brener International Group, LLC, Marbre Services, Ltd. and Clive Fleissig relating to the common stock, par value $.001 per share of Transwitch Corporation (the “Company”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 10 shall have the meanings set forth in the Schedule 13D.

1.              Item 4 of the Schedule 13D is hereby amended by adding the following:

On April 18, 2013, Gabriel Brener, Chairman and Chief Executive Officer of Brener International Group, sent the Board of Directors a letter, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

2.              Item 5 of the Schedule 13D is herby amended and restated as follows:

(a) — (b)  The following table sets forth information with respect to the shares beneficially owned by each person or entity named in Item 2 hereof.

Name	Number of Shares	Percent of Outstanding(1)

Brener International Group	470,000	1.02%
Marbre Services, Ltd.	1,465,200	3.19%
Clive Fleissig	12,500.03%

(1)                                Percentage calculated on the basis of 45,870,132 shares of common stock issued and outstanding consisting of (i) 37,570,132 outstanding as of March 28, 2013 as reported by the Company in its preliminary proxy statement filed with the Commission on April 10, 2013 and (ii) 8,300,000 shares issued by the Company on April 3, 2013 pursuant to a public offering reported by the Company on a Form 8-K filed with the Commission on April 3, 2013.

(c)  The table included in Appendix A sets forth transactions in shares by the Filing Persons since transactions were last reported.

(d)  No person other than the Filing Persons has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the shares.

(e)  On April 3, 2013 the Company reported the issuance of 8,300,000 shares of common stock in a public offering.  As a result of such issuance the Filing Persons no longer beneficially own more than 5% of the common stock of the Company.

3.                                      Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit:	Description:
99.1	Letter dated April 18, 2013 from Gabriel Brener to the Board of Directors of the Company.

4.                                      Except as specifically provided herein, this amendment does not modify any of the information  previously reported in the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 2013
Brener International Group, LLC

	By:	/s/ GABRIEL BRENER
Name: Gabriel Brener
Title: Chairman and Chief Executive Officer

Marbre Services, Ltd.

	By:	/s/ SARA L. DE NUÑEZ
Name: Sara L. De Nuñez
Title: Authorized Agent

/s/ CLIVE FLEISSIG
Clive Fleissig

Appendix A

The following table sets forth transactions in Transwitch Corporation shares by Brener International Group since transactions were last reported.  All transactions were effected in the open market.

Sales:

Date	Number of Shares	Gross Proceeds excluding Commission

8/1/2012	3,850	$3,420
8/1/2012	34,500	$29,678
8/2/2012	50,000	$42,864
8/8/2012	26,885	$22,905
8/9/2012	10,267	$8,625
8/10/2012	10,438	$8,658
8/13/2012	19,861	$16,479
8/14/2012	50,000	$42,795
8/15/2012	54,199	$48,188

Purchases:

Date

4/3/2013	86,000	$39,560
4/4/2013	14,000	$6,440

Neither Mabre Services Ltd. nor Clive Fleissig has not engaged in any transactions in Transwitch Corporation shares since transactions were last reported.